Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam,
British Columbia, Canada V3J 2L7

Phone: 949.903.5906 Fax: 604.608.9572

greenbriarliving.com

NEWS RELEASE

Greenbriar executes Memorandum of Understanding with Cavco Industries

September 17th, 2024	Trading Symbol: TSX Venture Exchange: GRB US OTC Market: GEBRF

Scottsdale, Arizona, September 17th, 2024 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") is pleased to announce that the Company has executed a 12- month Memorandum of Understanding with Cavco Industries Inc. ("Cavco")

Cavco is a builder of manufactured homes in North America with annual audited 2023 revenues of USD $1.8 Billion, USD $158 million in net profit, USD $579 million in working capital and a closing price per share on September 16, 2024 of USD $417.17 on the NASDAQ Global Select Market. With four manufacturing facilities in Texas, North Carolina, California, and Arizona, and more than 230 retail partners, Cavco serves customers across Arizona, California, Colorado, Louisiana, Nevada, New Mexico, North Carolina, Oklahoma, Texas, and Utah. Each of Cavco's factory-built homes are constructed in a controlled indoor environment at a fraction of the time and cost of a site-built home and are partially or fully customizable to a buyer's wish list. Cavco has built and sold more than 500,000 manufactured homes.

The Problem

The U.S. faces a national shortage of affordable homes - at current prices and mortgage rates, few Americans can afford to buy a house today. Many are priced out of the American Dream due to high housing prices (national average: USD $412,300), high interest rates (current 30-year mortgage rates are near 6.5%), and supply challenges. Nearly 70% of existing home owners took advantage of low financing rates in 2018-2021, and are thus rate-locked into their current residence. Much of the marginal supply from retiring baby boomers is too big (>3,500 sq ft), in the wrong location (Northeast and Midwest U.S. regions), or too expensive for the current buyers. Within this priced-out buying group are college graduates, down-sizing seniors, and military veterans, and these large cohorts have driven up rents nationally. Americans are currently faced with choosing between mortgage payments they can't afford, high rents which build no equity, or neighborhoods they don't want to live in. California is a compelling example with 39 million official residents and a median family home price of USD $773,363. The Golden State has an estimated shortage of 3.5 million affordable homes. (Above from Zillow and Federal Reserve Bank)

The Solution

“Greenbriar Sustainable Living Inc. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trademark of TSX Inc. and is used under license.”

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Greenbriar received full entitlement for a 995 home, entry-level priced, green subdivision in Southern California in 2021 and a final Precise Development Plan approval in November 2023. Greenbriar has access for 3,500 more homes in Cedar City, Utah. Cavco is a designer and builder of manufactured homes in North America. Greenbriar has an immediate pipeline of 4,500 entry-level sustainable homes. Together Greenbriar and Cavco through the MOU will collaborate on placing Cavco homes at our select locations.

On Wednesday, September 11, 2024, the U.S. Department of Housing and Urban Development (HUD) announced it has implemented the most extensive changes to its Manufactured Home Construction and Safety Standards (HUD Code) in more than 30 years. While the HUD Code changes include almost 90 new and updated standards to foster innovation, improve safety and accelerate the production of homes, the HUD's official approval for the building of duplex, triplex and quadplex homes nationwide includes a waiver allowing for immediate construction. This move, to address the nation's affordable housing crisis enables homebuilders to push for more creative housing solutions using manufactured homes. Cavco was the first manufactured homebuilder to work with HUD to build the first single and double-section HUD- approved true duplexes as part of its innovative Anthem series. Cavco launched the first HUD-approved multi-section duplex in Rocky Mount, VA in December 2023 and unveiled the first HUD-approved single- section manufactured duplex in Washington DC in June 2024. This innovative single-section Anthem duplex model, the Blue Ridge, has two separate living units built on one frame or section. One of the living units is a 2 bedroom, 1 bath, and the other a 1 bedroom, 1 bath. Both units offer a spacious, open plan living area and designer kitchen and bathroom and are separated by a firewall.

About Greenbriar Sustainable Living:

Greenbriar is a developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued sustainable assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski
Chief Executive Officer and Director
Ph.: +1 (949) 903-5906

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Market conditions could alter the projects of Greenbriar and such potential events like bad credit markets, worldwide economic depression, unforeseen regulatory hurdles or acts of God, could inhibit or prevent some or all of the Greenbriar projects from materializing or completing.

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements with respect to this release. Forward- looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof. Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: general business and economic conditions. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include those described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A (a copy of which is available under the Company's SEDAR profile at www.sedar.com). The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

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“Greenbriar Sustainable Living Inc. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trademark of TSX Inc. and is used under license.”

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF